Mail Stop 3561

June 22, 2007

Via U.S. Mail & Facsimile (212) 661-5350
Mr. William Solko
President and Chief Executive Officer
Northeast Auto Acceptance Corp.
2174 Hewlett Ave., Suite 206
Merrick, NY 11566

> **Re:** **Northeast Auto Acceptance Corp.**
> **Amendment No. 6 to Registration Statement on Form 10**
> **Filed June 19, 2007**
> **File No. 000-51997**

Dear Mr. Solko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Consolidated Balance Sheets

1. We note that the amounts of common stock and stockholders' deficit reflected in your December 31, 2006 and 2005 consolidated balance sheets do not agree to the amounts reflected in your consolidated statements of changes in stockholders' equity at these dates. Please reconcile and revise these amounts.

Note 19. Restatement of Previously Issued Financial Statements

2. We note that you have revised your financial statements and disclosures for a reclassification of $145,045 from selling, general and administrative expenses to cost of sales. Please provide us more details as to the nature of this reclassification and why you believe it was appropriate. Also, in light of the fact that the reclassification was made subsequent to the date of the auditor's report, this reclass should be audited by the independent auditor and the date of the

auditor's report should be revised to reflect a date as of or subsequent to the date of the reclassification. The reference in the auditor's report to Note 18 should also be changed to Note 19 to be consistent with the audited financial statements.

Additionally, please revise your discussion on page 13 of MD&A to reflect the revision made to the amount of selling, general and administrative expenses for the year ended December 31, 2005.

3. We note that you have revised the amounts disclosed in the last two paragraphs of Note 19.   Please note that the reclassification between cost of sales and selling, general and administrative did not affect stockholders' equity and the amounts included in this part of your disclosure in Note 19 should not have changed from Amendment #5 filed on April 13, 2007. For example, you disclose that retained earnings (deficit) increased by $1,034,000 and $1,096,388 as of December 31, 2005 and 2004 respectively. However, based on the current financial statements and the disclosures in Note 19, the amounts should be revised to disclose that retained deficit increased by $2,217,944 and $1,183,944 as of December 31, 2005 and 2004, respectively.   Similarly, your disclosure that "the above changes increased total operating expenses by $888,955 and $1,084,900 for the years ended December 31, 2005 and 2004 respectively," should be revised to state that "the above changes increased total operating expenses by $1,034,000 and $1,084,900 for the years ended December 31, 2005 and 2004 respectively." Please advise or revise accordingly.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

cc: Via Facsimile (212) 661-5350
        Paul Goodman, Esq.
        Cyruli, Shanks & Zizmor, LLP